Exhibit 12.1

Earnings to Fixed Charges

Earnings	For the Year Ended December 31,
	2016	2015	2014	2013	2012
Income (loss) from continuing operations	$15,118	$14,601	$10,718	$2,451	$(2,031)
Add:
Fixed charges	13,696	10,021	6,975	6,526	5,531
Capitalized interest	(557)	(300)	(303)	(232)	—

Total Earnings	$28,257	$24,322	$17,390	$8,745	$3,500

Fixed Charges
Add:
Interest expensed	$13,053	$9,639	$6,591	$6,214	$5,472
Capitalized interest	557	300	303	232	—
Estimate of the interest within rental expense	86	82	81	80	59

Total Fixed Charges	13,696	10,021	6,975	6,526	5,531
Preferred stock dividends	3,565	3,565	3,565	3,565	1,604

Combined Fixed Charges and Preferred Stock Dividends	$17,261	$13,586	$10,540	$10,091	$7,135

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.64	1.79	1.65	0.87	0.49	[1]

[1] Fixed charges exceed earnings by $2.0 million for the year ended December 31, 2012